820 - 3120

03007318

DSM Press Release

DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail: media.relations@dsm.com

DSM

04E

12 February 2003

2002 operating profit from ongoing activities EUR 383 million, up 14% from 2001 on a comparable basis

- *Q4 operating profit EUR 96 million, almost twice as high as in weak Q4 2001 on a comparable basis.*
- *Profit on ordinary activities after taxation in 2002 EUR 349 million (-5%); fourth quarter EUR 74 million (+32%).*
- *6% autonomous volume growth in 2002 compared with 2001.*
- *Dividend unchanged: EUR 1.75 per ordinary share*

fourth quarter 2002	fourth quarter 2001	+/-	*EUR million*	year 2002	year 2001	+/-
			Ongoing activities:			
1,454	**1,386**	**5%**	**Net sales**	**5,636**	**5,751**	**-2%**
193	149	30%	Operating profit plus depreciation & amortization (EBITDA)	767	741	4%
102	**56**	**82%**	**Operating profit before amortization of goodwill (EBITA)***	**410**	**365**	**12%**
60	55	9%	- Life Science Products	232	230	1%
23	10	130%	- Performance Materials	113	112	1%
31	8	288%	- Industrial Chemicals	77	64	20%
-12	-17		- Other activities	-12	-41	
96	**49**	**96%**	**Operating profit (EBIT)**	**383**	**336**	**14%**
			Discontinued activities (DSM Petrochemicals and EBN):			
-	438		Net sales	1,029	2,219	
-	64		Operating profit plus depreciation & amortization (EBITDA)	125	301	
-	33		Operating profit (EBIT)	67	185	
			Total DSM:			
1,454	1,824		Net sales	6,665	7,970	
96	82		Total operating profit (EBIT)	450	521	
74	56		Profit on ordinary activities after taxation	349	369	
-	975		Extraordinary profit after taxation	840	1,045	
73	1,031		Net profit	1,188	1,415	
			Per ordinary share in EUR:			
0.70	0.53		- profit on ordinary activities after taxation	3.38	3.61	
0.77	0.61		- same as above, before amortization of goodwill	3.67	3.91	
0.69	10.67		- net earnings	12.08	14.50	
96.6	96.1		Average number of ordinary shares (x million)	96.5	96.1	

* Including changes in presentation (see Q1 and Q2 2002 press releases); these changes are also reflected in the pro forma figures for 2001.

dw 3/12

General

In the ***fourth quarter of 2002*** DSM posted an operating profit of EUR 96 million, which is 96% higher, on a comparable basis*, than in the weak fourth quarter of 2001. The fourth-quarter profit on ordinary activities after taxation was EUR 74 million, up 32% from the figure for the fourth quarter of 2001, which included the profits of DSM Petrochemicals and Energie Beheer Nederland. The net profit was EUR 73 million, compared with EUR 1,031 million in Q4 2001, when the company made a book profit on the sale of depositary receipts of Energie Beheer Nederland.

For the ***whole year,*** DSM recorded an operating profit for its ongoing activities of EUR 383 million, which is 14% higher than in 2001 on a comparable basis. A major contributing factor was the decrease in fixed costs. DSM's profit on ordinary activities after taxation was EUR 349 million, down 5% on 2001 (EUR 369 million). The net profit was EUR 1,188 million, compared with EUR 1,415 million in 2001. In both years there were major extraordinary profits, namely from the sale of DSM Petrochemicals (2002) and Energie Beheer Nederland (2001).

Commenting on the results, DSM Managing Board Chairman Peter Elverding said: *"For DSM, 2002 was a special year in many respects. It was the year we celebrated our centennial and also a year in which we made great progress with the implementation of our Vision 2005 strategy. Despite the difficult conditions we faced in our main markets, our operating profit on ongoing activities in 2002 was 14% higher than in 2001, thanks in part to 6% autonomous volume growth and effective cost control. Although our profitability still needs to improve further, we are not dissatisfied with the results we have achieved under these difficult economic conditions."*

"The unusual combination of geopolitical and economic uncertainties and uncertain trading conditions in our end-use markets impels us to be cautious. It seems unlikely that an improvement will occur before the second half of 2003. Therefore, I do not want to make any forecast at present about the development of our results in 2003. However, DSM is so well-positioned that we will benefit from a recovery of market conditions the moment it occurs."

Dividend

The proposed dividend per ordinary share for 2002 amounts to EUR 1.75 per ordinary share, the same as in 2001. An interim dividend of EUR 0.58 per ordinary share having been paid in August 2002, the final dividend will amount to EUR 1.17 per ordinary share. The dividend will be paid out in cash.

*) Operating profit comparisons with the corresponding periods of 2001 relate to the ongoing activities. In other words, a comparison is made with the operating profit excluding the profits of the activities that have been divested: DSM Petrochemicals and Energie Beheer Nederland.

Net sales (ongoing activities)

fourth quarter 2002	fourth quarter 2001	EUR million	year 2002	year 2001
574	575	Life Science Products	2,168	2,237
423	418	Performance Materials	1,767	1,855
352	299	Industrial Chemicals	1,268	1,302
105	94	Other activities	433	357
1,454	1,386	**Total**	5,636	5,751

Net sales in the ***fourth quarter of 2002*** amounted to more than EUR 1.4 billion, up 5% from the fourth quarter of 2001 on a comparable basis. Autonomous volume growth amounted to 12%. Selling prices were on average 1% higher. Sales decreased by 3% due to divestments and by another 5% due to exchange rate developments (in particular for the US dollar).

Sales ***for the whole of 2002*** amounted to EUR 5.6 billion, which is 2% lower than in 2001. Autonomous volume growth amounted to 6%. Selling prices were on average 4% lower. Sales decreased by 2% due to divestments and by another 2% due to exchange rate developments (in particular for the US dollar).

Review by cluster

Life Science Products

fourth quarter 2002	fourth quarter 2001	EUR million	year 2002	year 2001
596	584	Net sales including intra-Group supplies	2,240	2,304
98	93	Operating profit plus depreciation and amortization	382	376
60	55	Operating profit	232	230

Fourth-quarter sales of Life Science Products were slightly higher than in Q4 2001, despite the lower exchange rate for the dollar. The overall operating profit increased 9% due to higher sales volumes at DSM Anti-Infectives in particular. The results for DSM Fine Chemicals and DSM Pharmaceutical Products were at a level comparable to Q4 2001, while those of DSM Food Specialties and DSM Bakery Ingredients were lower due to one-time costs and a weaker US dollar.

Sales for the whole of 2002 were down 3% from 2001, mainly as a result of divestments. The operating profit was slightly higher. The weakening of the US dollar had a negative effect on profits. DSM Pharmaceutical Products felt the effect of delays in the introduction of new products in the pharmaceutical industry. Aspartame margins were under pressure. DSM Food Specialties and DSM Anti-Infectives once again saw their operating profits increase.

Performance Materials

fourth quarter 2002	fourth quarter 2001	*EUR million*	year 2002	year 2001
425	436	Net sales including intra-Group supplies	1,795	1,935
45	32	Operating profit plus depreciation and amortization	197	204
23	10	Operating profit	113	112

Fourth-quarter sales of this cluster were slightly below the level of Q4 2001. Sales volumes were higher for DSM High Performance Fibers (Dyneema) in particular, but the effects of this for the whole cluster were offset by the effects of a lower exchange rate for the US dollar. However, the operating profit increased substantially due to the higher sales volumes of Dyneema and higher margins for DSM Engineering Plastics.

The cluster posted a clear decrease in sales for the whole of 2002 due to lower sales volumes at DSM Desotech. However, the operating profit for the cluster remained at the 2001 level as all other units posted higher profits.

Industrial Chemicals

fourth quarter 2002	fourth quarter 2001	*EUR million*	year 2002	year 2001
378	330	Net sales including intra-Group supplies	1,389	1,460
51	29	Operating profit plus depreciation and amortization	158	155
31	8	Operating profit	77	64

Sales of this cluster increased by 15% on balance compared with the fourth quarter of 2001 due to higher prices for fibre intermediates in particular and higher sales volumes at all units. As a result, the operating profit of the Industrial Chemicals cluster showed a very strong increase. DSM Agro saw its operating profit decrease due to a margin squeeze.

Sales for the whole year decreased, while the operating profit increased due to lower costs and on average higher margins. The higher operating profit of DSM Fibre Intermediates was partly offset by lower sales volumes and margins for DSM Agro and a lower output for DSM Energy. DSM Melamine performed at the same good level as in 2001.

Other activities

fourth quarter 2002	fourth quarter 2001	*EUR million*	year 2002	year 2001
105	99	Net sales including intra-Group supplies	437	373
-1	-5	Operating profit plus depreciation and amortization	30	6
-12	-17	Operating profit	-12	-41

Net sales increased as a result of the sales (mainly services) to SABIC. The non-core businesses (NGT, ABS-tolling, SBR) saw their results improve strongly compared with 2001. The results of the service activities and DSM Venturing & Business Development and the corporate costs were negative on balance, but were at the same level as the year before. In the fourth quarter in particular, the result was adversely affected by non-recurring costs relating to the reconstruction of the Geleen site and a number of other projects, but these non-recurring costs were on balance lower than in 2001.

Net profit

Financial income and expense on balance resulted in an interest charge of EUR 14 million compared with EUR 97 million in 2001. This decrease was mainly related to the increase in financial income due to the investment of the revenues from the sale of DSM Petrochemicals and DSM's stake in Energie Beheer Nederland and to a lower interest rate.

At 19%, the *Effective tax rate* in 2002 was higher than in 2001 (16%). The main reason for this was that DSM's profits no longer included tax-exempt income from Energie Beheer Nederland.

The *Profit from non-consolidated companies* decreased from EUR 14 million in 2001 to EUR 3 million negative in 2002 due to the lower result of Methanor and a few other, smaller participations and the sale of the non-consolidated part of Energie Beheer Nederland.

The *Extraordinary profit after taxation* amounted to EUR 840 million and consisted of the book profit on the sale of DSM Petrochemicals (EUR 936 million) less about EUR 96 million in provisions and impairments.

The *Net profit* decreased from EUR 1,415 million in 2001 to EUR 1,188 million in 2002, mainly as a result of a decrease in extraordinary profit.

Cash flow, capital expenditure and financing

The cash flow (net profit plus depreciation and amortization) for the whole year was EUR 1,630 million, which is 16% less than in 2001. The decrease was due to a lower extraordinary profit. Capital expenditure on tangible and intangible fixed assets for ongoing activities amounted to EUR 463 million in 2002 (2001: EUR 561 million); capital expenditure on acquisitions amounted to EUR 33 million (2001: zero).

The cash flow in the fourth quarter was EUR 170 miljoen. Capital expenditure (including acquisitions) for the ongoing activities amounted to EUR 176 million, which is EUR 29 million lower than in Q4 2001. The decrease was due to the completion of a number of major projects.

Balance sheet
The difference between the balance sheet at year-end 2002 and the balance sheet at year-end 2001 is to a large extent due to the divestment of DSM Petrochemicals. Net debt, which stood at EUR 867 million at year-end 2001, changed into a net surplus of EUR 1,038 million. The cash revenues from the sale of DSM Petrochemicals were invested in short-term assets.

Workforce
The workforce decreased by 3,129, from 21,504 at year-end 2001 to 18,375 at year-end 2002. Divestments were responsible for a decrease of 2,374 (the main divestment being the sale of DSM Petrochemicals, as a result of which the workforce decreased by 2,283). The rest of the decrease (755) was due to restructuring measures and attrition.

Outlook
The second half of 2002 did not bring the hoped-for upturn in the economic climate for the European chemical industry, and trading conditions in important end-use markets did not improve. Moreover, a weakening US dollar put extra pressure on the results of European producers.

The general economic outlook for 2003 is very uncertain. As a result of the combination of low economic growth, rising geopolitical tensions, high raw-material prices and a weak dollar, market conditions will remain hesitant.

In DSM's major markets, too, trading conditions are not expected to improve for the time being, also against the background of a clearly weakened US dollar. Given the delays in new drug approvals in the pharmaceutical industry, the continued absence of a recovery in the electronics and telecommunications industries and the rapid increase in raw-material costs, market conditions are unlikely to improve significantly before the second half of 2003.

So far, market developments in 2003 seem to be more or less in line with the beginning of last year. The Life Science Products cluster is expected to post an operating profit for the whole of the year which, barring a strong further decrease in the dollar exchange rate, will be at the 2002 level, the expectation being that the second half of the year will be better than the first half. As for the other clusters, it is still very unclear what the influence of the economy and raw-material prices will be.

Given this unusual combination of uncertainties, DSM does not want to make a forecast at present about the development of its operating profit.

Heerlen, 12 February 2003

The Managing Board of Directors

DSM Press Release

DSM

Important dates:

Annual General Meeting:	Wednesday, 2 April 2003
Publication of first-quarter results:	Monday, 28 April 2003
Publication of second-quarter results:	Friday, 25 July 2003
Publication of third-quarter results:	Monday, 27 October 2003
Annual report 2003:	Wednesday, 11 February 2004
Annual General Meeting:	Wednesday, 31 March 2004

For more information:

Media
DSM Corporate Communications,
Tel. +31 (45) 5782424, fax +31 (45) 5740680
E-mail: media.relations@dsm.com

Investors
DSM Investor Relations
Tel. +31 (45) 5782864, fax +31 (45) 5782595
E-mail: investor.relations@dsm.com

Internet: www.dsm.com

DSM Press Release

DSM

Consolidated statement of income

fourth quarter 2002	fourth quarter 2001	EUR million	year 2002	year 2001
1,454	1,824	net sales	6,665	7,970
193	213	operating profit plus depreciation and amortization (EBITDA)	892	1,042
102	89	operating profit before amortization of goodwill (EBITA)	477	550
-6	-7	amortization of goodwill	-27	-29
96	82	operating profit (EBIT)	450	521
4	-19	balance of financial income and expense	-14	-97
100	63	profit on ordinary activities before taxation	436	424
-23	-5	taxes on profit on ordinary activities	-84	-69
-3	-2	profit from non-consolidated companies	-3	14
74	56	profit on ordinary activities after taxation	349	369
-	975	extraordinary profit or loss after taxation	840	1,045
74	1,031	*group profit after taxation*	1,189	1,414
-1	0	minority interests' share	-1	1
73	1,031	net profit	1,188	1,415
73	1,031	net profit	1,188	1,415
-5	-5	dividend on cumulative preference shares	-22	-22
68	1,026	net profit available to holders of ordinary shares	1,166	1,393
170	1,162	cash flow	1,630	1,936
97	100	amortization and depreciation, ongoing activities	384	405
-	31	amortization and depreciation, discontinued activities	58	116
176	205	capital expenditure (incl. acquisitions), ongoing activities	496	561
-	48	capital expenditure, discontinued activities	40	91
		per ordinary share in EUR*:		
0.70	0.53	- profit on ordinary activities after taxation	3.38	3.61
0.77	0.61	- same as above, before amortization of goodwill	3.67	3.91
0.69	10.67	- net earnings	12.08	14.50
1.70	12.04	- cash flow	16.67	19.92
96.6	96.1	average number of ordinary shares (x million)	96.5	96.1
96.6	96.1	number of ordinary shares, end of period (x million)	96.6	96.1
		workforce	18,375	21,504
		of which in the Netherlands	8,302	10,285

* After deduction of dividend on cumulative preference shares.

Consolidated balance sheet

EUR million	year-end 2002		year-end 2001	
fixed assets				
intangible fixed assets	462		594	
tangible fixed assets	2,885		3,607	
financial fixed assets	292		241	
	---------		---------	
		3,639		4,442
current assets				
inventories	944		1,171	
receivables	1,439		1,814	
cash / marketable securities	2,974		1,148	
	---------		---------	
		5,357		4,133
		---------		---------
Total		8,996		8,575

EUR million	year-end 2002		year-end 2001	
group equity				
shareholders' equity	5,142		4,239	
minority interests' share	44		59	
	---------		---------	
		5,186		4,298
equalization account		32		30
provisions		682		809
long-term liabilities		1,337		1,533
current liabilities				
- interest-bearing	599		482	
- non-interest-bearing	1,160		1,423	
	---------		---------	
		1,759		1,905
		---------		---------
Total		8,996		8,575

capital employed	4,570	5,763
net debt	-1,038	867
group equity / total assets	0.58	0.50
net debt / group equity plus net debt	-0.25	0.17

DSM Press Release

DSM

Statement of cash flows

EUR million	2002	year 2002	2001	2001
Cash at beginning of period		1,148		204
Operating activities:				
- cash flow	1,630		1,936	
- change in working capital	10		-58	
- other changes	-982		-1,114	
	---------		---------	
Net cash provided by operating activities		658		764
Investing activities:				
- capital expenditure	-536		-652	
- divestments	2,037		1,465	
- other changes	-53		-9	
	---------		---------	
Net cash provided by investing activities		1,448		804
Dividend paid		-191		-197
Net cash used in financing activities		-89		-433
Effects of changes in consolidation and exchange differences relating to cash held		-		6
		---------		---------
Cash at end of period		2,974		1,148

Statement of changes in Shareholders' equity

EUR million	year 2002	2001
Shareholders' equity at beginning of period	4,239	3,040
Changes:		
- net profit	1,188	1,415
- dividend	-191	-212
- exchange differences	-108	3
- other	14	-7
	---------	---------
Shareholders' equity at end of period	5,142	4,239